UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Submission of Matters to a Vote of Security Holders.

On September 27, 2022, Vision Marine Technologies Inc. (the “Company”) reconvened its Annual General and Special Meeting of Shareholders (the “Meeting”), originally commenced on August 31, 2022 and adjourned on August 31, 2022 and on September 14, 2022 due to a lack of quorum.

Represented at the Meeting were 4,250,560 common shares of the Company, no par value (the “Common Shares”), or 50.54%, of the Company’s 8,409,785 Common Shares entitled to vote at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Fixing the number of directors of the Company at six (6)

The shareholders approved the proposal as an ordinary resolution to fix the number of directors of the Company at six (6).

For	Against	Abstain	Broker Non-Vote
4,107,055	17,877	677	124,951

2. Re-election of directors

The shareholders approved the proposal as an ordinary resolution to re-elect the following as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his or her respective successor is elected and duly qualified.

Director’s Name	For	Withheld	Broker Non-Vote
Steve P. Barrenechea	4,104,116	21,493	124,951

Patrick Bobby	4,101,882	23,727	124,951

Renaud Cloutier	4,104,686	20,923	124,951

Alan D. Gaines	4,065,953	59,656	124,951

Luisa Ingargiola	4,091,287	34,322	124,951

Alexandre Mongeon	4,097,612	27,997	124,951

3. Appointment of Ernst & Young LLP (“EY”), as the Company’s independent registered public accounting firm for the ensuing year and authorization of the board of directors to fix the remuneration to be paid to EY for the ensuing year.

The shareholders approved the proposal as an ordinary resolution to ratify the appointment of EY as the Company’s independent auditors for the ensuing year and to authorize the Board of Directors to fix the remuneration to be paid to EY for the ensuing year.

For	Against	Abstain
4,234,505	15,975	80

4. Amendment to the Articles of Incorporation of the Company to create a new class of Preferred Shares.

The shareholders approved the proposal as a special resolution to amend the currently in effect Articles of Incorporation of the Company to create a new class of Preferred Shares.

For	Against	Abstain	Broker Non-Vote
4,026,679	96,244	2,786	124,951

Amendment to Articles of Incorporation of the Company.

At the Meeting, the Company’s shareholders approved an amendment (the “Amendment”) to the Company’s Articles of Incorporation, as amended, to create a new class of preferred shares. On September 30, 2022, the Company filed the Amendment with the Quebec business registrar, which Amendment became effective upon filing.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Exhibits

Exhibit No.	Exhibit
3.1	Articles of Amendment to the Company’s Articles of Incorporation, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: September 30, 2022	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer